Global Gate Property Corp.
2519 East Kentucky Avenue
Denver, CO 80209

February 15, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jennifer Monick

Re:	Global Gate Property Corp. (the “Company”)
Form 8-K
Filed October 25, 2010
Form 10-Q for Quarterly Period Ended
September 30, 2010
Filed November 22, 2010
File No. 000-53220

Dear Ms. Monick:

In connection with our February 15, 2011 response to the Staff’s comments on February 8, 2011, we acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely yours,

/s/ Gary S. Ohlbaum
Gary S. Ohlbaum, CEO